Tribe Capital Growth Corp. I

2700 19th Street

San Francisco, CA 94110

VIA EDGAR

January 25, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron and Shannon Menjivar

Re:	Tribe Capital Growth Corp. I
Draft Registration Statement on Form S-1
Filed December 21, 2020
CIK No. 00018318Poop74

Dear Mr. Efron and Ms. Menjivar:

Tribe Capital Growth Corp. I (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 14, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on December 21, 2020. The Company has filed today a Registration Statement on Form S-1 (the “Registration Statement”).

Our responses below, correspond to the captions and numbers of the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Form S-1

General

1. We note your disclosure that the number of shares of Class A common stock issuable upon conversion of all founder shares will equal, in the aggregate, "on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion," including shares issued by the Company in connection with the completion of the initial business combination, other than shares issued to the seller or shares underlying private placement warrants that are issued to related parties upon conversion of working capital loans. Please clarify whether the number of shares redeemed by public shareholders will also be excluded from this calculation.

Response: We have revised the disclosures on pages 14, 43 and 110 of the Registration Statement to clarify that redeemed shares will be excluded from this calculation.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at TDonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Omar Chohan
Omar Chohan
Chief Financial Officer
Tribe Capital Growth Corp. I

cc:	Tamar Donikyan, Esq.